EXHIBIT 99.3
Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
(“Telkom” or “the Company”)
No change statement and notice of annual general meeting
Shareholders are advised that posting will begin today, Thursday 14 August 2008 of Telkom’s 2008 annual report, incorporating the audited financial statements for the year ended 31 March 2008. The 2008 annual report contains no changes to the reviewed provisional results which were published on 9 June 2008.
Notice is hereby given that the sixteenth annual general meeting of the company will be held in the Auditorium, Gallagher Estate, 19 Richards Drive, Midrand, Johannesburg, South Africa on Monday 15 September 2008 at 10:30.
Pretoria
14 August 2008
Sponsor
UBS South Africa (Pty) Limited